SECURI ION

15025273

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Town Center Suite 2500
(No. and Street)

Southfield	MI	48075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ooms 248-827-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Cayman, Ltd.
(Name – *if individual, state last, first, middle name*)

2nd Floor Building 3, Governors Square 23 Lime Tree Bay Ave	Grand Cayman	Cayman Islands	KY11205
(Address)	(City)	(State)	(Zip Code)

MAR 20

REGISTRATIONS BRANCH

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Osman Minkara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIG Securities, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER LEA WEINTRAUB
Notary Public, State of Michigan
County of Oakland
My Commission Expires 05-18-2019
Acting in the County of oakland

Heather Lea Weintraub
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIG Securities, Inc.

Statement of Financial Condition
December 31, 2014

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Contents

BDO

Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

P.O. Box 31118
2nd Floor - Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

Board of Directors
CIG Securities, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of CIG Securities, Inc. as of December 31, 2014. This financial statement is the responsibility of CIG Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. CIG Securities, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CIG Securities, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CIG Securities, Inc. at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO

Grand Cayman, Cayman Islands

March 16, 2015

CIG Securities, Inc.

Statement of Financial Condition

December 31, 2014	
Assets	
Cash and cash equivalents	$ 142,805
Accounts receivable	12,861
Receivable from related party	129,944
Prepaid expenses and other	16,440
Deposits with clearing organization	234,175
Total Assets	**$536,225**
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 52,111
Commissions payable	512
Total Liabilities	52,623
Stockholder's Equity:	
Common stock, $1 par value - 60,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	198,426
Retained earnings	285,076
Total Stockholder's Equity	483,602
Total Liabilities and Stockholder's Equity	$536,225

See accompanying notes to statement of financial condition.

1. Nature of Operations

CIG Securities, Inc. (the "Company"), a subchapter S-corporation, is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan corporation that is a fully owned subsidiary of CIG Corporation (the "Parent"). The Company clears transactions through another broker-dealer pursuant to a clearance agreement on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are expressed in United States dollars, and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The accounts receivable are stated at the amount management expects to collect. Management closely monitors outstanding balances and writes off or reduces accounts receivable balances when determined necessary, as of year-end.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter-S of the Internal Revenue Code, and the Parent company has elected to treat the Company as a qualified Subchapter-S Subsidiary. Accordingly, the Company's net income is included in the Parent's income tax return. The Company believes that it does not have any uncertain tax positions that result in a material impact on the Company's financial position or operations. The Company is no longer subject to examination by tax authorities for Federal and state income taxes for periods before 2011.

3. Deposits With Clearing Organization

Deposits with clearing organization at December 31, 2014 consist of the following:

Cash Account	$234,175

The Company clears customer transactions through Pershing LLC. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2014, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash, and delivery against payment transactions.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. The rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. As of December 31, 2014, the Company had net capital of $337,218, which exceeded the requirements by $332,218. The Company's net capital ratio was 0.16 to 1.

5. Related Party Transactions

The Company has a service agreement with the Parent. The Parent provides all administrative office services, and the Company agrees to pay for these office services on a monthly basis. The charges for office services for the year ended December 31, 2014 were $27,471 as reported on the statement of income.

Commission expenses of $28,103 were paid to the Parent.

Receivable from Parent amounts to $129,944 and represents funds owed to the Company for commission revenues received by the Parent for the Company net of commission and shared services expenses due by the Company to the Parent.

Payable due to CIG Asset Management, a related entity through common ownership, in the amount of $48,678, represents costs paid by CIG Asset Management incurred when changing its clearing broker-dealer.

Amounts receivable and payable to related parties are non-interest bearing with no fixed terms of repayment.

6. Commitments and Contingencies

The Company may be subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of the claims and litigation, if any, will not have a material adverse effect on the Company's financial position.

7. Off-Balance Sheet Risk, Market Risk and Concentration of Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commissions owed.

The receivables from the related party represent a concentration of credit risk. Management does not anticipate any losses as a result of this concentration.

The Company's policy is to monitor its market exposure and counterparty risk. There were no losses incurred due to off-balance sheet risk during the year.

8. Reserve and Possession or Control Requirements

Schedule II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of the rule.

Schedule III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from Rule 15c3-3 as it relates to possession or control requirements under the exemptive provision of (k)(2)(ii) of the rule.

CIG Capital Advisors

1000 Town Center, Suite 2500
Southfield, MI 48075
T 248.827.1010
F 248.827.7167

CIG Securities, Inc.'s Exemption Report

CIG Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k): [(2) (ii)].

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

CIG Securities, Inc.

I, Osman Minkara, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

Managing Principal

Date of report

3/16/2015

BDO

Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

P.O. Box 31118
2nd Floor - Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Report of Independent Registered Public Accounting Firm

Board of Directors
CIG Securities, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying CIG Securities, Inc's Exemption Report, in which (1) CIG Securities, Inc. identified the following provisions of 17C.F.R. § 15c3-3(k) under which CIG Securities, Inc. claimed an exemption from 17C.F.R. § 240.15c3-3 ((k)(2)(ii)) and (2) CIG Securities, Inc. stated that CIG Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CIG Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the CIG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO

Grand Cayman, Cayman Islands

March 16, 2015

CONFIDENTIAL